NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Tenet Fintech Group Inc. (the "Company"):

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of shareholders (the "Meeting") of the Company will be held virtually on June 30, 2022, at 10:00 a.m. (Toronto time), for the following purposes:

(1) To receive and consider the audited financial statements of the Company for the year ended December 31, 2021 and the report of the auditors thereon;

(2) To elect the directors of the Company for the ensuing year;

(3) To appoint Raymond Chabot Grant Thornton LLP, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(4) To consider, and if deemed advisable, approve a resolution relating to the approval and adoption of the Omnibus Incentive Plan of the Company; and

(5) To transact such other business as may properly come before the Meeting.

The board of directors of the Company has fixed May 16, 2022, as the record date for determining shareholders entitled to receive notice of, and vote at, the Meeting, or any postponement thereof.

The Company will hold the Meeting virtually. The Company cannot accept voting via the meeting's electronic platform. Therefore, no votes will be accepted at the webcast meeting and presence through the webcast medium will not, by itself without a proxy or voting instruction form having been returned as described herein, be counted for the purposes of quorum, or voting. It is therefore mandatory that shareholders who wish to ensure that their common shares will be voted, complete, date and, execute the enclosed form of proxy or voting instruction form and deliver it by hand, by mail or by fax in accordance with the instructions set out in the form of proxy or voting instruction form and in the management information circular.

PRIOR REGISTRATION TO THE MEETING IS REQUIRED. TO CONFIRM YOUR ATTENDANCE, PLEASE COMPLETE THE REGISTRATION FORM AVAILABLE AT: https://tinyurl.com/PKKAGM2022. Once your registration has been approved, you will receive an email with a link to the meeting.

SIGNED at Montréal, Quebec, on May 31, 2022

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Johnson Joseph

Johnson Joseph, President & CEO